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                         GLOBETEL COMMUNICATIONS CORP.
                              444 Brickell Avenue
                                   Suite 522
                                Miami, FL 33131

                                  May 20, 2003

VIA EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


          Re: Registration Statement on Form SB-2
              Registration No. 333-101888
              Application for Withdrawal

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, GlobeTel Communications Corp. (the "Company") respectfully requests the withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-101888), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was initially filed on December 16, 2002 and was never declared effective. The Company has not sold any shares of its common stock or other securities in connection with the offering relating to the Registration Statement.

     The Company is submitting this request for withdrawal because it has determined not to proceed with an initial public offering at this time due to current market conditions. The Company may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act of 1933.

     If the staff has any questions regarding this application, please contact the Company's counsel, Robinson Markel of Katten Muchin Zavis Rosenman, at (212) 940-8989 or by e-mail at robinson.markel@kmzr.com. Thank you for your assistance in this matter.


                                   Very truly yours,

                                   /s/ Timothy M. Huff
                                   Timothy M. Huff
                                   Chief Executive Officer